KRONES

82-3871

02 AUG 15 AM 12:07

KRONES AG Böhmerwaldstraße 5 D-93068 Neutraubling

Securities and Exchange Commission
Mr.
Paul M. Dudek
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N. W.

USA - Washington, D. C. 20549

KRONES AG
Böhmerwaldstraße 5
D-93068 Neutraubling
FI
Simone Olbrich

Telefon ++49(+9401) 70-2882
Telefax ++49(+9401) 70-2644
olbrich.simone@krones.de

31.07.2002

02049212

SUPPL

Press release

Dear Mr. Dudek,

enclosed please find our press release - KRONES' profits up by 28 per cent

If you have any question, please contact Graf Castell-Rüdenhausen, Phone ++49(+9401)70 32 58.

Kind regards

i. A.

Simone Olbrich

Simone Olbrich

PROCESSED
AUG 21 2002
THOMSON FINANCIAL

Enc.

DW 8/19

Vors. des Aufsichtsrates: Dr. Lorenz M. Raith

Vorstand Volker Kronseder (Vors.), Hans-Jürgen Thaus (stv. Vors.) Alois Müller, Rainulf Diepold

Telefon (0 94 01) 70-0
Telefax (0 94 01) 70 24 88, 70 32 39
e-mail sales @ krones.de
URL http://www.krones.de

USt-IdNr. DE 133695999

Banken	Konten		S.W.I.F.T.Code
Commerzbank Regensburg	6 007 421	(BLZ 750 400 62)	COBADEFF 750
HypoVereinsbank Regensburg	8 830 045	(BLZ 750 200 73)	BVBEDE MM 447
Dresdner Bank Regensburg	2 015 900 00	(BLZ 750 800 03)	DRESDEFF 750
Sparkasse Regensburg	30 900 260	(BLZ 750 500 00)	BYLADEMM
Postbank Nürnberg	760 05-8 57	(BLZ 760 100 85)	

Expreßbahnhof D-93047 Regensburg
Airfreight Nürnberg
Sitz Neutraubling
Registergericht Regensburg HRB 2344

Presseinformation
Press release
Bulletin de presse
Boletín de prensa

)(KRONES

30.07.02

Still on track for continued success

KRONES' profits up by 28 per cent

With record figures for order bookings, sales and profits, the KRONES Group has presented an improved mid-year balance sheet for the third time in succession. The demand for machines, systems and service support from the packaging machinery producer in Neutraubling near Regensburg continues to rise.

Order bookings at the KRONES Group increased in the year's first half by 10.9 per cent to reach € 606.4 m. Sales over the same period, at € 669.9 m, are 15.8 per cent up on the preceding year's equivalent figure.

Profits developed with overproportional vigour over the first half of the year. Earnings after taxes came to € 32.2 m – a substantial improvement of 28.3 per cent over last year's level. Besides the increases in sales, earnings have been primarily boosted by the efforts made in preceding years to upgrade corporate efficiency. Moreover, KRONES' technological lead helps to further upgrade its top-ranking position worldwide in the packaging machinery sector, assuring continuingly successful business.

On the basis of the orders currently on hand, KRONES anticipates that consolidated sales will grow by almost 10 % over the 2002 business year as a whole (preceding year: € 1,165 m). Net income is expected to show an overproportional rise (preceding year: € 50.3 m net income).

You will also find this press release on the internet for downloading, under http://www.krones.de.

KRONES AG
Press Dept.
Böhmerwaldstrasse 5
D-93068 Neutraubling
Germany
Telephone ++49 (0) 9401 / 70-0
Telefax ++49 (0) 9401 / 70 3496
e-mail presse@krones.de
Internet www.krones.com